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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FX Energy, Inc.
(Name of Subject Company)

FX Energy, Inc.
(Name of Persons Filing Statement)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

302695101
(CUSIP Number of Class of Securities)

David N. Pierce
Chief Executive Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106
Telephone (801) 486-5555
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person filing statement)

with copy to:

Charles H. Still, Jr.
Gary W. Orloff
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
Telephone (713) 223-2300

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this "Statement") relates is FX Energy, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive offices is 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106. The telephone number of the Company's principal executive offices is (801) 486-5555.

Securities

        The title of the class of equity securities to which this Statement relates is the Company's common stock, $0.001 par value (each, a "Share"). As of October 26, 2015, there were 54,869,256 issued and outstanding Shares (none of which were held in the treasury of the Company), including 646,524 restricted Shares issued pursuant to the FX Energy, Inc. 2011 Incentive Plan (the "2011 Incentive Plan"). In addition, as of October 26, 2015, there were (i) 2,549,881 Shares subject to issuance pursuant to options granted under the 2011 Incentive Plan and (ii) 4,000,000 Shares subject to issuance upon conversion of 800,000 issued and outstanding shares of the Company's 9.25% Series B Cumulative Convertible Preferred Stock (each, a "Preferred Share") pursuant to the terms of the Preferred Shares.

Item 2.    Identity and Background of Filing Person.

Name and Address

        The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in "Item 1—Subject Company Information—Name and Address" above.

Tender Offer

        This Statement relates to the tender offer (the "Offer") by Kiwi Acquisition Corp., a Nevada corporation ("Merger Sub") and a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a Polish private limited company ("ORLEN Upstream"), to purchase any (subject to the Minimum Tender Condition (as defined below)) and all of the outstanding Shares at a price per Share of $1.15 (the "Offer Price"), net to the seller thereof in cash, without interest, and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2015 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related form of letter of transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time and together with the exhibits thereto, the "Schedule TO"), filed by Merger Sub and ORLEN Upstream with the U.S. Securities and Exchange Commission (the "SEC") on October 27, 2015.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 13, 2015 CET (October 12, 2015 MST) (as it may be amended from time to time, the "Merger Agreement"), by and among the Company, ORLEN Upstream and Merger Sub. The Merger Agreement provides that, following the completion of the Offer and subject to the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger") in accordance with the Nevada Revised Statutes (the "NRS"), with the Company surviving the Merger (the "Surviving Corporation"). In the event that, following the consummation of the Offer, ORLEN Upstream and Merger Sub own at least 90% of the outstanding Shares (the "Short-Form Merger Threshold"), including through the exercise of the Top-Up Option (as defined below), the Merger will be effected as a "short-form" merger under and in accordance with NRS

92A-180 without a meeting or consent of the holders of Shares to approve the Merger Agreement. If, following the consummation of the Offer, the Shares owned by ORLEN Upstream and Merger Sub constitute less than the Short-Form Merger Threshold and the Top-Up Option is not exercised, the Company will convene a meeting of the holders of Shares to approve the Merger Agreement. ORLEN Upstream and Merger Sub have agreed that they will vote all Shares owned by them in favor of approval of the Merger Agreement. Approval of the Merger Agreement at the meeting of the holders of Shares would therefore be assured because of Merger Sub's ownership of at least a majority of the Shares (on a fully diluted basis) following completion of the Offer.

        At the Effective Time (as defined in the Offer to Purchase) of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by ORLEN Upstream, Merger Sub or the Company, or by any direct or indirect wholly-owned Subsidiary of ORLEN Upstream, Merger Sub or the Company, and Shares held by stockholders who properly exercise dissenters' rights under the NRS, if available) will automatically be cancelled and converted into the right to receive the Offer Price in cash (the "Merger Consideration"), without interest and less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded, and the Surviving Corporation will become a wholly-owned subsidiary of ORLEN Upstream.

        The closing of the Offer is subject to the satisfaction or waiver of certain conditions as further described in the Offer to Purchase, including, without limitation, that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer (considered together with the Shares then owned, directly or indirectly, by ORLEN Upstream or Merger Sub) represents (i) at least a majority of the Shares then outstanding (determined on a fully diluted basis) and (ii) at least a majority of the voting power of the shares of capital stock of the Company then outstanding (determined on a fully diluted basis) and entitled to vote on the approval of the Merger Agreement on the date the Shares are accepted for payment (the "Minimum Tender Condition").

        The Offer is initially scheduled to expire at 12:01 a.m., Eastern time, on Wednesday, November 25, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

        The Merger Agreement provides that, following completion of the Offer, all outstanding Preferred Shares will be redeemed at a redemption price of $25.00 per share, plus accrued and unpaid dividends to, but not including, the redemption date in accordance with the terms of the Preferred Shares.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Statement, respectively, and are incorporated herein by reference.

        As set forth in the Schedule TO, the address of the principal executive offices of Merger Sub and ORLEN Upstream are, respectively, 701 S. Carson St., Suite 200, Carson City, Nevada 89701 and ul.Prosta 70, 00-838, Warszawa Poland.

        Information relating to the Offer, including this Statement and related documents, can be found on the SEC's website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

        Except as set forth in this Item 3 or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company, its executive officers, directors or affiliates or

(ii) ORLEN Upstream, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Merger Sub and Certain of Its Affiliates

Merger Agreement

        On October 13, 2015 CET (October 12, 2015 MST), the Company, ORLEN Upstream and Merger Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11—"The Merger Agreement; Confidentiality Agreement" in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

        Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform investors and security holders of its terms. It is not intended to provide any other factual information about the Company, ORLEN Upstream or Merger Sub or to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company, ORLEN Upstream and Merger Sub made solely for purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by the Company, ORLEN Upstream and Merger Sub in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company's SEC filings or may have been used for purposes of allocating risk among the Company, ORLEN Upstream and Merger Sub rather than establishing matters as facts. Factual disclosures about the Company contained in public reports filed with the SEC prior to the execution of the Merger Agreement may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Confidentiality Agreement

        ORLEN Upstream and the Company entered into a confidentiality agreement, dated April 20, 2015 (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, ORLEN Upstream is obligated (which obligations apply to ORLEN Upstream and its ultimate parent Polski Koncern Naftowy Orlen S.A. ("PKN ORLEN") and its respective subsidiaries and affiliates), among other things and subject to certain exceptions, to keep, and cause its Representatives (as such term is defined in the Confidentiality Agreement) to keep, confidential information furnished to it and its Representatives, including information furnished directly or indirectly by the Company or any of its Representatives, and to use such information solely for the purpose of reviewing and evaluating a possible transaction between ORLEN Upstream (or PKN ORLEN and its respective subsidiaries and affiliates) and the Company. ORLEN Upstream also agreed, subject to certain exceptions, that it and its Representatives would not, for a period of two years from the date of the Confidentiality Agreement, directly or indirectly, solicit the services of or employ any employee of the Company, except that ORLEN Upstream is not otherwise restricted from hiring or employing any such person who (i) is not then employed by the Company (other than by reason of ORLEN Upstream's violation of the Confidentiality Agreement), (ii) contacts ORLEN Upstream without any solicitation by ORLEN Upstream or its Representatives, or (iii) responds to a general solicitation for employment placed by ORLEN Upstream or its Representatives by general means of advertisement or solicitation.

        The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

        Certain of the Company's executive officers and directors may have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The board of directors of the Company (the "Board") was aware of these interests and considered them, among other matters, when approving the Merger Agreement and recommending that holders tender their Shares pursuant to the Offer and, if necessary, vote to approve the Merger Agreement, as more fully discussed below in "Item 4—The Solicitation or Recommendation—Reasons for the Board's Recommendation."

Change in Control Compensation Agreements

        Between 2007 and 2011, the Company entered into Change in Control Compensation Agreements (the "Change in Control Agreements") with certain executive officers and directors. The Change in Control Agreements provide that the Company will make payments to certain individuals in the event such individuals' employment is terminated within two years following a change in control of the Company. The transactions contemplated by the Merger Agreement will constitute a change in control under the Change in Control Agreements, and the individuals who are party to the Change in Control Agreements may, under certain circumstances, be entitled to receive cash severance payments, accelerated vesting of unvested Company Stock Options and Company Restricted Shares (each as defined below) and certain welfare benefits in addition to any Merger Consideration they receive as holders of Shares. These payments and benefits, and the circumstances under which individuals would be entitled to receive them, are described more fully in "Item 8—Additional Information—Golden Parachute Compensation."

        The foregoing summary of the Change in Control Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Change in Control Compensation Agreement, which is filed as Exhibit (e)(4) to this Statement and is incorporated herein by reference.

        See also "Item 8—Additional Information—Golden Parachute Compensation."

Effect of the Offer and the Merger on Outstanding Shares and Equity Awards Held by the Current Executive Officers and Directors of the Company

Treatment of Shares

        The Company's directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as other tendering holders of Shares. As of October 26, 2015, the directors and executive officers of the Company beneficially owned, in the aggregate, 3,330,673 Shares (including Company Restricted Shares that will vest upon the consummation of the Offer as described below), excluding Shares issuable upon the exercise of Company Stock Options. If the directors and executive officers were to tender all 3,330,673 of such Shares in the Offer and such Shares were accepted for payment and purchased by Merger Sub, then the directors and executive officers would receive, in the aggregate, $3,830,273.95 in cash. If the directors and executive officers of the Company do not tender such Shares in the Offer, upon consummation of the Merger, such Shares will represent the right to receive the Merger Consideration on the same terms and conditions as other holders of Shares, and the directors and executive offers would receive, in the aggregate, $3,830,273.95 in cash.

Company Stock Options

        Pursuant to the Merger Agreement, each outstanding option to purchase Shares under the Company Stock Plans (as defined in the Merger Agreement) (a "Company Stock Option"), that is unexpired, unexercised and outstanding and that has not vested immediately prior to the Acceptance Time (as defined in the Offer to Purchase) shall automatically vest and become immediately exercisable at the Acceptance Time pursuant to the terms of the applicable Company Stock Plan. Each Company Stock Option that is unexpired, unexercised and outstanding and that has not been exercised immediately prior to the Effective Time (as defined in the Offer to Purchase) shall not be assumed or substituted for by ORLEN Upstream and, instead, shall, at the Effective Time, by virtue of the Merger and without any action on the part of ORLEN Upstream, Merger Sub, the Company, the holder of such Company Stock Option or any other person or entity, be cancelled without payment of consideration in respect thereof. As of October 26, 2015, Company Stock Options to purchase 2,549,881 Shares were outstanding with exercise prices ranging from $2.63 to $5.06. Because the Offer Price is $1.15 and, therefore, no outstanding Company Stock Options are "in the money" (i.e., the exercise price is higher than the Offer Price), it is anticipated that no Company Stock Options will be exercised and that all such Company Stock Options will be cancelled at the Effective Time for no consideration.

Company Restricted Stock

        Pursuant to the Merger Agreement, at the Effective Time, each Share subject to vesting, forfeiture or other restrictions pursuant to the Company Stock Plans (a "Company Restricted Share") that (i) has become vested on or before the Closing (as defined in the Merger Agreement) by its written terms as set forth in the applicable Company Stock Plan or award agreement as in effect immediately prior to the date hereof and (ii) has not been settled as of the Closing Date (as defined in the Merger Agreement) shall be converted into the right to receive the Merger Consideration. At the Effective Time, by virtue of the Merger without any action on the part of ORLEN Upstream, Merger Sub, the Company, the holder of any Company Restricted Share or any other person or entity, each Company Restricted Share shall cease to be outstanding and shall be cancelled and any award agreement evidencing the grant of any such Company Restricted Share shall thereafter represent only the right to receive the Merger Consideration. All Company Restricted Shares will vest at the Acceptance Time pursuant to the terms of the 2011 Incentive Plan and the related award agreements.

Summary of Share and Equity Award-Related Payments to the Executive Officers and Directors of the Company

        The following table sets forth the approximate amount of the payments that each of the Company's directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement based on the number of Shares (including Company Restricted Shares, but excluding Shares issuable upon the exercise of Company Stock

Options, which, as described above, are not expected to be exercised) held by each director and executive officer as of October 26, 2015, which are payable as described above.

Name	Number of Shares	Cash Consideration for Shares
Dennis B. Goldstein	131,991	$151,789
Arnold S. Grundvig, Jr.	57,047	$65,604
H. Allen Turner	58,847	$67,674
David N. Pierce	591,280	$679,972
Jerzy B. Maciolek	461,446	$530,662
Thomas B. Lovejoy	985,326	$1,133,124
Andrew W. Pierce	497,565	$572,199
Clay Newton	274,679	$315,880
Scott J. Duncan	431,099	$495,763

Section 16 Matters

        The Merger Agreement provides that the Company shall take all such steps as may be required to cause the dispositions of Shares (including any derivative securities) by any officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the transactions contemplated by the Merger Agreement, to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Board or an appropriate committee of the Board will take such action before the date Merger Sub accepts for payment all Shares tendered pursuant to the Offer.

Indemnification of Directors and Officers

        The Company's bylaws contain provisions that require the Company to indemnify any current or former officer or director to the fullest extent permitted by law. The Company's bylaws additionally provide for the advancement of expenses incurred by an officer or director in defending a civil or criminal action, provided that the officer or director submits an undertaking to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified. In addition to the indemnification provided in the Company's bylaws, the Company has entered into indemnification agreements with each of its directors and executive officers. These agreements, entered into between 2004 and 2008, provide, among other things, for the indemnification of each of the Company's directors and executive officers and advancement of expenses to the fullest extent permitted by law.

        Pursuant to the Merger Agreement, for six years after the Effective Time, ORLEN Upstream and the Surviving Corporation, jointly and severally, have agreed to indemnify and hold harmless against any Indemnification Expenses (as defined in the Merger Agreement) in connection with any Proceeding (as defined in the Merger Agreement), and provide promptly advancement of Indemnification Expenses to each Company Indemnified Person (as defined in the Merger Agreement and which term includes current and former directors and executive officers of the Company); provided that any Company Indemnified Person undertakes to repay advances to the extent required by applicable law if it is ultimately determined that the expenses were not indemnifiable. The Merger Agreement also provides that ORLEN Upstream and the Surviving Corporation will maintain in effect the provisions in the Company's and its subsidiaries' articles or certificate of incorporation, bylaws or comparable governing documents and indemnification agreements to the extent they provide for indemnification, advancement of expenses and exculpation of the Company Indemnified Persons as of the date of the Merger Agreement.

        The Company also maintains officers' and directors' liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities. Pursuant to the

Merger Agreement, ORLEN Upstream shall purchase a six-year "tail" pre-paid officers' and directors' liability insurance policy, provided the cost of such policy does not exceed a net amount greater than 250% of the most recent annual premium paid by the Company. If ORLEN Upstream does not purchase the pre-paid tail policy, ORLEN Upstream shall maintain in effect the Company's current officers' and directors' liability insurance and indemnification policy for a period of six years from and after the Effective Time for events occurring on or prior to the Effective Time; provided, however that the Surviving Corporation may, at its option, substitute therefor policies of ORLEN Upstream, the Surviving Corporation or any of their respective subsidiaries containing terms with respect to coverage and amounts no less favorable, in the aggregate, to such persons than the existing policy, so long as that substitution does not result in gaps or lapses in coverage; provided, further, that in no event shall ORLEN Upstream and the Surviving Corporation be obligated to pay annual premiums in excess of 200% of the amount paid by the Company for coverage for its last full fiscal year, provided, further, that if the annual premiums of such insurance coverage exceed such amount, ORLEN Upstream and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

        The foregoing summary of the indemnification of officers and directors and directors' and officers' liability insurance pursuant to the Company's bylaws, the indemnification agreements with each director and executive officer and the related provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Company's bylaws, the form of indemnification agreement and the Merger Agreement, as applicable, which are filed as Exhibits (e)(10), (e)(5) and (e)(1) to this Statement, respectively, and are incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board

        At a meeting held on October 12, 2015, after due consideration of the facts and circumstances and for the reasons described in more detail below, the Board unanimously (i) determined that the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby (including the Offer and the Merger), are fair to, advisable to and in the best interests of the Company and the holders of Shares, (ii) approved the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby (including the Offer and the Merger), and (iii) resolved to recommend to the holders of Shares that they (a) accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and (b) if approval of the holders of Shares is required by Nevada law to consummate the Merger, grant such approval at a meeting of the holders of Shares to be called to consider approval of the Merger Agreement.

        Accordingly, the Board unanimously recommends that holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Background of the Offer and the Merger

        The Board and the Company's management regularly review and assess the Company's business strategies and objectives, performance, risks and opportunities, all with the goal of enhancing stockholder value. In recent years, the Board and management have considered a range of strategic transactions, including acquisitions, joint ventures, farmouts or other dispositions of assets and equity and debt financing transactions.

        In April 2014, David Pierce, the Company's President and Chief Executive Officer, received an unsolicited email from a representative of a Polish company ("Party A") expressing Party A's interest in discussing cooperation with the Company to address Party A's desire for stable long-term gas supply contracts. On May 6, 2014, a representative from Party A and members of the Company's management, including Mr. Pierce, met in Salt Lake City to discuss possible structures for a transaction between Party A and the Company. On June 3, 2014, Mr. Pierce met with representatives of Party A in Warsaw to further discuss Party A's needs for gas. At these meetings, Mr. Pierce expressed to Party A that the Company was not prepared to enter into a long-term gas sales contract but was open to discussing with Party A a transaction for the joint exploration or development of the Company's assets in Poland. Following additional email correspondence that was general in nature, on June 16, 2014, a representative of Party A informed the Company that it had decided not to invest in production of gas and was interested only in a transaction that would provide long-term guaranteed volumes of gas deliveries, and these discussions with Party A were discontinued.

        In the second half of 2014, worldwide oil prices began the historic decline that has continued in 2015. At the same time, the U.S. dollar began appreciating against other currencies, including a substantial appreciation against the Polish zloty. As these trends emerged and, along with other factors described below, began to adversely affect the Company's cash flows and access to capital, the Company began to pursue a farmout of its Edge concession or other joint exploration or development transaction to provide funds for construction of processing and pipeline facilities for the Company's Tuchola gas field discovery and additional drilling in the area. During 2014 and 2015, the Company held discussions with five parties, in addition to the discussions with Party A and ORLEN Upstream described below, regarding a potential farmout of the Edge concession or other joint exploration or development transaction and entered into confidentiality agreements with two of these parties.

        In September 2014, a representative of Party A contacted David Pierce by email expressing a desire to resume discussions with the Company regarding potential cooperation between the parties. On October 8, 2014, Andrew Pierce, the Company's Vice President of Operations, met with representatives of Party A in Warsaw. At the meeting, a number of potential alternatives were discussed, including potential gas sales arrangements and transactions pursuant to which the Company and Party A would jointly explore the Edge concession area. The Company and Party A continued email discussions for several weeks regarding the potential terms and structure of a transaction involving the sale to Party A of gas in place in the Tuchola gas field in exchange for funds that would cover the cost of construction of the related processing and pipeline facilities. These discussions did not lead to agreement of the parties on transaction terms and structure, and the discussions dissipated in the middle of November 2014.

        In January 2015, David Pierce contacted a representative of Party A by email to inquire whether Party A would be interested in providing a construction or project loan for the development of the Tuchola facilities. Party A indicated that it was not interested in participating in such a transaction at that time.

        On February 24, 2015, Wieslaw Prugar, President of the Management Board of ORLEN Upstream and ORLEN Upstream's Chief Executive Officer, contacted David Pierce by email requesting a meeting to discuss potential business opportunities. Interested in discussing the joint exploration or development of the Company's assets in Poland, Mr. Pierce replied expressing the Company's willingness to have such a meeting, and the parties agreed to meet in Salt Lake City on March 13, 2015.

        On February 25, 2015, a representative from Party A contacted David Pierce by email to inquire about the Company's progress with respect to a financing transaction. On March 1, 2015, Mr. Pierce replied advising the Party A representative that the Company was considering several possible transactions, including partnering in the exploration of the Edge concession area, partnering in the development of the Tuchola gas field, selling the Company's reserves in the Fences concession area and selling the Company. On March 3, 2015, the representative of Party A emailed Mr. Pierce expressing an interest in purchasing the Company's Polish subsidiary, FX Energy Poland, Sp. z o.o. ("FX Poland"), and requesting additional information regarding the Company's business and assets in Poland. On March 4, 2015, Mr. Pierce emailed the representative of Party A a copy of the report prepared by the Company's independent petroleum engineers regarding the Company's Polish reserves as of December 31, 2014 (the "December 31, 2014 Reserve Report") and directed the representative to the Company's Annual Report on Form 10-K to be filed with the SEC on March 16, 2015 for additional information about the Company.

        On March 6, 2015, the representative of Party A emailed David Pierce again expressing Party A's interest in purchasing FX Poland and inquiring whether the Company would be interested in proceeding with such a transaction. On the same day, Mr. Pierce replied by email that the Company would be open to considering a proposal for such a transaction. Representatives of Party A and the Company engaged in email correspondence in the following days regarding Party A's information requests. On March 9, 2015, Mr. Pierce communicated to Party A by email that additional information would be provided to Party A after agreement by the parties on financial terms for a potential transaction.

        On March 13, 2015, David Pierce, Andrew Pierce and Clay Newton, the Company's Vice President of Finance, Treasurer and Chief Accounting Officer, met with Wieslaw Prugar, Bohdan Bartoszewics, the Chief Financial Officer of ORLEN Upstream, and Piotr Kearney, the Director of Mergers and Acquisitions of PKN ORLEN, in Salt Lake City. At the meeting, Mr. Prugar expressed ORLEN Upstream's interest in acquiring the Company and indicated that ORLEN Upstream would need additional information to complete its valuation of the Company. Company management discussed the Company's desire to pursue a farmout of its Edge concession or other joint exploration or development transaction for its assets in Poland. The meeting also involved a general discussion of the Company and its business, the industry in which the Company operates and other matters.

        On March 14, 2015, David Pierce and Wieslaw Prugar met again in Salt Lake City and discussed generally the impact of a potential transaction with ORLEN Upstream on the Company's employees in Poland.

        On March 18, 2015, a representative of Party A emailed David Pierce and inquired again regarding Party A's request for additional information. David Pierce replied by email on the same day informing the representative of Party A that the Company's involvement in another matter would require that discussions be put on hold and suggesting a meeting in Warsaw in mid-April. Through email correspondence in the following days, the parties agreed to meet in Warsaw on April 15.

        On March 19, 2015, ORLEN Upstream delivered by email to David Pierce a letter setting forth ORLEN Upstream's non-binding indication of interest in acquiring the Company in an all-cash transaction with consideration in an anticipated price range of $1.60 to $2.00 per Share (the "March 19 Letter"). The March 19 Letter stated that the anticipated price range was based on ORLEN Upstream's analysis of information that was publicly available as of February 15, 2015 but was subject to due diligence, including a review of the December 31, 2014 Reserve Report, as well as negotiation of material terms, execution of definitive documentation and receipt of all required approvals. The March 19 Letter indicated that ORLEN Upstream was prepared to sign a confidentiality agreement and attached a list of data and documents that ORLEN Upstream requested to be provided in a data room to which ORLEN Upstream would be given access. The March 19 Letter further requested an exclusivity period of five weeks to conduct due diligence, and indicated that ORLEN Upstream had retained BMO Capital Markets Corp. ("BMO") as its financial advisor and Greenberg Traurig, LLP ("Greenberg") as its legal counsel for the proposed transaction. On March 19, 2015, the closing price of the Shares on the NASDAQ was $1.39 per share.

        On March 23, 2015, David Pierce delivered by email to Wieslaw Prugar a letter (the "March 23 Letter") responding to ORLEN Upstream's March 19 Letter. In the March 23 Letter, Mr. Pierce provided publicly-available information regarding the Company's capital structure, highlighted the historical volatility of the trading prices of the Shares and noted his belief that then current market prices did not include value attributable to the future potential of the Company's Fences and Edge concessions. Mr. Pierce went on to describe various factors related to the potential value associated with the Fences and Edge concessions not reflected in market prices for the Shares or in the value attributed to the Company's proved, probable and possible reserves in the December 31, 2014 Reserve Report. The March 23 Letter indicated that the Company was prepared to consider a potential business combination with ORLEN Upstream but noted that the purchase price would need to reflect a fair value for the production, reserves and identified prospects in the Fences concession, as well as value for the potential of the Edge concession if the Edge concession were to be included in a transaction with ORLEN Upstream.

        On March 26, 2015, a representative of BMO emailed David Pierce requesting a meeting to discuss the March 23 Letter and the valuation considerations described in the March 23 Letter. Mr. Pierce responded by email on March 27, 2015 indicating that he thought such a discussion was premature and that he would be in Warsaw in a couple of weeks and would continue discussions with ORLEN Upstream then. On March 31, 2015, Mr. Pierce sent an email to Wieslaw Prugar advising him that the Company was evaluating ways to capture the potential value in the Edge concession to give the Company's stockholders exposure to that value. He indicated that the Company's intended approach was to enter into a farmout agreement with an industry party, with the view that the drilling of a few wells in the Edge concession would allow the Company to better understand the concession's value. Mr Pierce noted that discussions regarding valuation of the Company were premature until the Company had determined how to value the Edge concession. Mr. Prugar replied by email on April 1, 2015 that BMO was seeking a meeting with the Company to clarify some of the matters described in the March 23 Letter. Through further email correspondence, representatives of the Company and BMO arranged for a meeting in Salt Lake City on April 6, 2015.

        At the meeting in Salt Lake City on April 6, 2015, a representative of BMO and members of the Company's management discussed publicly available information related to the Company's reserves, production and drilling prospects.

        On April 13, 2015, David Pierce met with Wieslaw Prugar in Warsaw. At the meeting, Mr. Prugar reiterated ORLEN Upstream's interest in acquiring the Company and discussed potential next steps in an acquisition process, including execution of a confidentiality agreement and commencement of due diligence by ORLEN Upstream. Mr. Pierce advised Mr. Prugar that the Company continued to be focused on pursuing a farmout of the Edge concession or other joint exploration or development transaction, rather than a sale of the Company. On the same day, the Company provided ORLEN Upstream with a proposed form of confidentiality agreement.

        On April 15, 2015, David Pierce met with a representative of Party A in Warsaw and engaged in a general discussion regarding the possibility of Party A acquiring the Company's subsidiary, FX Poland. Mr. Pierce advised the representative of Party A that the Company continued to be focused on pursuing a farmout of the Edge concession or other joint exploration or development transaction, rather than a sale of FX Poland. Over the next several weeks, Mr. Pierce responded to several emails from Party A with follow-up questions regarding specific matters related to the Company's assets in Poland.

        Following negotiation of its terms, on April 24, 2015, the Company and ORLEN Upstream entered into the Confidentiality Agreement, dated as of April 20, 2015.

        On May 8, 2015, members of the Company's technical team in Poland met with representatives of ORLEN Upstream at ORLEN Upstream's offices in Warsaw. At this meeting, the Company's representatives presented information regarding the Company's exploration prospects in specific areas, including the Edge concession area, with a view to pursuing the joint exploration of these areas with ORLEN Upstream. Other than this information, the Company did not provide confidential information to ORLEN Upstream pursuant to the Confidentiality Agreement prior to the time that ORLEN Upstream was provided access to the Company's online data room in June 2015, as described below.

        On May 14, 2015, at a regularly scheduled meeting of the Board, the Board and senior management of the Company discussed, among other matters, the challenges then facing the Company. Clay Newton reviewed the Company's results of operations for the first quarter of 2015, noting material declines in production volumes and prices for both oil and gas and resulting declines in revenues from oil and gas sales, as well as oilfield service revenues. He noted that the negative operating trends in Poland were attributable to decreases in the gas tariff of 6% on February 1, 2015, and 3.6% on May 1, 2015, and the continuing strength of the U.S. dollar relative to the Polish zloty. In particular, he noted that the 22% decline in the value of the zloty during the first four months of 2015, compared to the same period of 2014, reduced the Company's borrowing capacity by a significant amount because the U.S. dollar value of its future Polish revenues, which supported the amount of the borrowing base under its U.S. dollar-denominated credit facility, also declined by 22%. Further, at that time, the Company was facing the choice of making approximately $8.4 million and $9.3 million in principal payments on its credit facility at June 30 and December 31, respectively, resulting from a current borrowing base redetermination, which it would be unable to make, or refinancing the credit facility on less favorable terms. A refinancing would provide the Company with additional time before any expected borrowing base reduction, but the refinanced credit facility would likely come with more stringent restrictions on the use of its cash, including the possibility of pre-funding anticipated borrowing base reductions and future interest payments. The Company then believed that it was probable that it could achieve a refinancing of the credit facility, and the credit facility was subsequently refinanced in July 2015.

        Mr. Newton also presented at the meeting operating forecasts based on then-current data, including production volumes, gas prices in Poland and the dollar to zloty exchange rate. The forecasts demonstrated that increases in borrowings were unlikely to be available under the existing credit facility or any new debt facility, and sales of equity by the Company would not necessarily result in material increases in stockholder value over a five-year period, expressed in estimated reserve values per Share. Mr. Newton advised the Board that a substantial discovery would likely be required to materially elevate the reserve values per Share, based on estimated production volumes in the Fences concession area. He noted that such a discovery would require significant capital expenditures for drilling costs and production facilities, and that, at current production levels, the Company did not appear to have the free cash flow to commit to the long-term development of any such discoveries. Further, he noted that, based on then-current estimated production volumes, recently decreased gas prices, and the negative effects of the U.S. dollar to zloty exchange rates on its borrowing base, the Company's future cash flow likely would be required to be used principally to repay indebtedness outstanding under the Company's credit facility, even if it were refinanced as discussed above. Mr. Newton also noted that, based on then current trading prices of the Shares and markets for equity of oil and gas exploration and production companies generally, sales of equity in an amount sufficient to fund necessary capital expenditures would result in substantial dilution of the Company's existing stockholders.

        Also at the May 14, 2015 Board meeting, David Pierce updated the Board regarding the Company's efforts to attract a farmout partner for the Edge concession and informed the Board that achieving a successful farmout or other joint exploration or development transaction appeared to be unlikely, given the Company's lack of success to that point in achieving such a transaction with the perceived limited number of potential strategic partners for such a transaction involving assets in Poland. Mr. Pierce also reviewed with the Board the discussions with Party A and ORLEN Upstream regarding their interest in a potentially broader transaction involving the acquisition of the Company or its Polish subsidiary. There followed a lengthy discussion of the Company's current circumstances, prospects, challenges, risks and alternatives, including access to the debt markets and the impact of dilution to the Company's stockholders from any equity issuance. Following this discussion, the consensus of the Board was that the Company's goal should be to pursue a sale of the Company, merger or similar transaction.

        On May 19, 2015, Andrew Pierce met with Wieslaw Prugar in Warsaw. Mr. Prugar again reiterated ORLEN Upstream's desire to acquire the Company.

        On May 20, 2015, Andrew Pierce met with a representative of Party A in Warsaw. Party A confirmed its interest in acquiring FX Poland. Mr. Pierce and the representative of Party A also discussed generally the possibility of an acquisition of the entire Company by Party A.

        On May 22, 2015, ORLEN Upstream sent the Company via email a letter (the "May 22 Letter") setting forth a non-binding indication of interest in acquiring the Company in an all-cash transaction at a purchase price of $1.60 per share, subject to further due diligence. In the May 22 Letter, ORLEN Upstream noted the effect that the continuing adverse commodity price environment was having on natural gas prices in Poland.

        On May 22, 2015, following the Company's receipt of the May 22 Letter, the independent members of the Board telephonically discussed the May 22 Letter and next steps for consideration of the May 22 Letter.

        On May 26, 2015, the Board held a special telephonic meeting, in which members of the Company's senior management and a representative of Kruse, Landa, Maycock & Ricks, LLC ("Kruse Landa"), the Company's traditional outside legal counsel, also participated, to consider the May 22 Letter and to more broadly examine potential strategies for the Company going forward, including the advisability of exploring a sale of the Company. At the meeting, the Board was provided with a summary of the discussions with ORLEN Upstream and Party A to date. The Board determined that it was advisable to select and retain an appropriate investment banking firm to provide advice to the Company on various matters, including a review of strategic alternatives. The Board directed management to identify and receive presentations from appropriate investment banking firms for consideration by the Board. The Board further determined that it was advisable to engage special legal counsel in connection with a potential sale of the Company and approved the engagement of Bracewell & Giuliani LLP ("Bracewell"), which had previously acted as special transactional counsel for the Company.

        On May 26, 2015, the Company engaged Bracewell to serve as its special counsel with respect to the potential sale of the Company. At the outset of Bracewell's engagement and at various times thereafter, Bracewell and Kruse Landa discussed with members of the Board their fiduciary duties in connection with, and the legal framework applicable to, any proposed transaction and provided information to the Board regarding such matters.

        From May 27 to May 30, 2015, the Company's management contacted and, with the participation of one independent member of the Board, interviewed and received proposals from several investment banking firms, including Evercore Group L.L.C. ("Evercore"), who were known to be active in the oil and gas industry, with whom the Company had worked previously or who were otherwise believed to have the requisite expertise necessary for advising the Company. On May 30, 2015, the Board held a telephonic meeting at which the presentations and proposals from these investment banking firms were discussed. The Board approved the engagement of Evercore as the Company's financial advisor based on Evercore's experience in advising companies on such matters and its experience in the energy industry. On the same day, the Company entered into an engagement letter with Evercore.

        On May 27 and May 28, 2015, representatives of the Company and representatives of Party A communicated by email regarding next steps in discussion of a potential transaction. On May 29, 2015, David Pierce delivered a letter to Party A by email advising Party A that the Company was in the process of engaging advisors and that the Company would respond soon to Party A's interest in a transaction with the Company. The email also transmitted a confidentiality agreement, which the Company and Party A entered into on May 29, 2015.

        Similarly, on May 29, 2015, David Pierce delivered by email a letter to ORLEN Upstream advising that the Company was seriously considering the May 22 Letter, that the Company was in the process of engaging advisors and that the Company would provide a response soon.

        On June 2, 2015, Wieslaw Prugar sent by email a letter to David Pierce encouraging the Company to act on the May 22 Letter quickly and stating that ORLEN Upstream expected a formal response by close of business on Friday, June 5, 2015.

        On June 4, 2015, David Pierce sent by email a letter (the "June 4 Letter") to Mr. Prugar reiterating that the Board was giving ORLEN Upstream's May 22 Letter serious consideration and informing ORLEN Upstream that the Company had engaged Evercore to act as its financial advisor in connection with the Company's evaluation of a potential alternatives, including a potential transaction with ORLEN Upstream. The June 4 Letter noted that the Company believed the price contemplated by the May 22 Letter did not fully reflect the value of the Company's business and assets and that the Company was populating a virtual data room in order to provide additional detailed information regarding the Company's business and assets to facilitate understanding of the Company's value.

        On June 5, 2015, BMO and Evercore discussed due diligence items requested to date and next steps in the process, including population of a virtual data room and management presentations. Over the next few weeks, BMO and Evercore had several calls to discuss due diligence, timing and process matters.

        During June 2015, Evercore and Company management discussed potential buyers, and, at the Company's direction, Evercore began contacting potential buyers, consisting of both strategic and financial candidates. During June and July 2015, Evercore contacted 23 potential buyers (including ORLEN Upstream and Party A) that Evercore believed would be interested in onshore European gas assets, consisting of 19 strategic prospects and four private equity prospects, and responded to preliminary questions from many of them. Of the 23 potential buyers, nine (including ORLEN Upstream and Party A) executed confidentiality agreements and received confidential information and access to an online data room, which management populated to facilitate the potential buyers' due diligence efforts. During this time, representatives of Evercore maintained contacts with all prospects, responding to all their due diligence questions and addressing valuation considerations. Evercore's representatives reviewed the status of its outreach to and discussions with the prospects with Company management and members of the Board periodically throughout June, July and August 2015. On several occasions during this period, the independent members of the Board telephonically discussed the status of the process as reviewed by Evercore.

        On June 18, 2015, BMO provided the Company with a detailed due diligence request list. On June 22, 2015, ORLEN Upstream and its representatives were granted access to the Company's virtual data room. ORLEN Upstream and its advisors, including BMO, Greenberg and Ernst & Young, ORLEN Upstream's accounting and tax advisors, conducted extensive business, financial, legal and accounting due diligence and held multiple due diligence discussions with Company management and Evercore through telephone conversations and meetings over the succeeding weeks.

        During June and July 2015, Evercore hosted seven interested parties (including ORLEN Upstream) in physical data rooms in Houston and London. Physical data room visits were spread over two days for each interested party and consisted of a technical presentation and access to additional technical data not previously provided in the online data room, including a seismic data workstation.

        On July 8 and 9, 2015, Evercore hosted representatives of ORLEN Upstream and BMO at Evercore's offices in London for a physical data room visit. At the data room visit, Evercore made a detailed technical presentation on, and answered ORLEN Upstream's questions regarding, the Company's assets.

        An environmental consulting firm retained by ORLEN Upstream conducted field visits to the Company's Nevada properties on July 16, 2015 and to the Company's Montana properties on July 21 and 22, 2015.

        On July 17, 2015, Poland's energy regulator published new gas tariffs, which further reduced the sales price of the Company natural gas by 5.6%.

        On July 29, 2015, Evercore distributed a bid process letter to the nine parties that had signed confidentiality agreements (including ORLEN Upstream), which invited potential bidders to submit binding proposals by August 27, 2015. The bid process letter indicated that the Company was seeking binding proposals for an acquisition of the entire Company, but that the Company might consider such proposals to acquire substantially all of the Company's assets, in which case all of the potential implications to the Company and its stockholders of such a transaction structure would be important factors in evaluating offers. The bid process letter also indicated the Company had a preference for cash consideration but would consider offers to acquire the Company in a corporate transaction involving equity consideration, in which case both the value and the liquidity of the equity consideration would be important factors in evaluating offers.

        On August 6, 2015, in connection with the Company's earnings release and the filing of its Form 10-Q for the quarter ended June 30, 2015, the Company issued a press release announcing that the Company had commenced a process to explore a possible sale of the Company or other strategic transaction and that it had engaged Evercore as its financial advisor to assist with that process. Later that day, BMO and Evercore discussed matters related to the Company's announcement, the timing of providing ORLEN Upstream with a draft merger agreement and the August 27, 2015 bid date.

        On August 7, 2015, the Board held a telephonic meeting at which representatives of Evercore updated the Board on the progress of the discussions with potential buyers. Also at this meeting, representatives of Bracewell summarized for the Board the terms of a proposed form of merger agreement that it had prepared and responded to questions from the Board. The proposed form of merger agreement provided (i) for a customary two-step, all-cash transaction consisting of a tender offer followed by a merger; (ii) that, if on any scheduled expiration date of the tender offer any of the tender offer certain conditions were not satisfied, the buyer would be required to extend the tender offer until such conditions were either satisfied or waived, provided that the buyer would not be required to extend the tender offer beyond a specified end date; (iii) that the tender offer would be subject to customary conditions, including at least a majority of the outstanding Shares having been validly tendered and not withdrawn in the tender offer and required regulatory approvals having been obtained; (iv) for the treatment of outstanding Company equity awards consistent with the Company's equity award plans; (v) a customary definition of "material adverse effect" as used to qualify certain representations and warranties of the Company contained in the merger agreement; (vi) customary operating covenants between signing and closing; (vii) that the parties would use their reasonable best efforts to obtain all necessary regulatory approvals; (viii) customary provisions for the provision of continued benefits to Company employees; (ix) customary "deal protection" provisions that would permit the Company to engage in discussions and negotiations with a third party that makes an unsolicited proposal to acquire the Company, together with an ability of the Board under certain circumstances to withdraw its recommendation of the transactions contemplated by the merger agreement in connection with, or terminate the merger agreement to enter into an agreement for, a superior proposal, subject to customary conditions; and (x) a customary termination fee, payable by the Company to the buyer under certain customary circumstances, including if the Company terminated the merger agreement to enter into an agreement for a superior proposal.

        Following the August 7, 2015 Board meeting, the form of the merger agreement reviewed with the Board was posted to the Company's online data room.

        On August 25, 2015, a representative of another interested party that had signed a confidentiality agreement and received confidential information ("Party B") called Evercore to advise that Party B would be submitting an offer on or before September 1, 2015.

        On August 26, 2015, the Board held a special telephonic meeting in which Evercore, Bracewell and Kruse Landa participated. Representatives of Evercore updated the Board on the bid solicitation process. Evercore then made a presentation to the Board in which it summarized its preliminary valuation analyses of the Company, which included indicative valuations based on a net asset value methodology, a peer group trading analysis and an analysis of precedent mergers and acquisitions. The Evercore representatives discussed the utility of each methodology and answered questions from the Board with respect to various assumptions underlying the indicative valuations.

        On August 26, 2015, Party A informed Evercore that it would not submit a bid by the August 27, 2015 bid deadline.

        On August 27, 2015, another interested party that had signed a confidentiality agreement and received confidential information ("Party C") submitted a non-binding expression of interest in acquiring the Company's Polish business for an indicative value, subject to further diligence, of $125.5 million. The letter indicated that this represented a value of $1.00 per Share, after factoring in the redemption price of the Preferred Shares and borrowings under the Company's credit facility. The letter stated that the potential transaction had not been presented to the board of directors of Party C and that Party C had no interest in the Company's U.S. business and preferred that any acquisition not be encumbered by the U.S. business.

        On August 27, 2015, BMO notified Evercore that ORLEN Upstream remained highly interested in the acquisition of the Company, but that it would not be able to submit a final, binding offer by the deadline specified in the bid process letter due to its inability to convene a board meeting prior to that date. BMO advised that the next meeting of PKN ORLEN's board was scheduled for September 23, 2015, and that ORLEN Upstream expected to be in a position submit a bid shortly thereafter. On August 28, 2015, ORLEN Upstream delivered to Evercore a letter memorializing the message that BMO had communicated to Evercore on the previous day.

        On August 28, 2015, the Board held a telephonic meeting to review the strategic transaction process. Representatives of Evercore, Bracewell and Kruse Landa were in attendance. Evercore reviewed with the Board Party C's expression of interest. Evercore also updated the Board regarding the expected timing of bids from ORLEN Upstream and Party B and informed the Board that it did not expect a bid from Party A. Evercore informed the Board that it expected that Party B's bid would include consideration in the form of Party B's common stock and presented to the Board an overview of Party B's operations, financial performance and strategy. The Board determined to convene another meeting after receipt of Party B's anticipated bid.

        On August 31, 2015, Party B submitted a non-binding proposal to purchase the Company's subsidiary FX Energy Netherlands BV, through which the Company holds its interest in FX Poland, for $120 million, with 50% of the consideration to be paid in cash and 50% to be paid in shares of Party B's common stock, to be valued at the volume-weighted average price for the five trading days immediately preceding signing of a definitive agreement. Under the terms of the proposal, the cash portion of the purchase price would be funded with existing capacity under Party B's credit facility. Party B's proposal was explicitly based on a number of assumptions and subject to a number of conditions, including completion of additional due diligence. The proposal also contemplated a two-week exclusivity period.

        On September 1, 2015, BMO and Evercore held a telephonic conference in which the timing of ORLEN Upstream's expected bid was further discussed.

        On September 3, 2015, a representative from Party A notified the Company that Party A had determined not to submit an offer to acquire the Company and advised that Party A remained interested in entering into a commercial gas purchase arrangement.

        On September 4, 2015, the Board held a telephonic meeting to review the strategic transaction process. Representatives of Evercore, Bracewell and Kruse Landa were in attendance. Evercore reviewed with the Board Party B's expression of interest and discussed Party B's desire to perform additional due diligence. Evercore also informed the Board that Party C had requested additional time to complete its due diligence. Evercore recommended to the Board that the Company propose a new bid date in order to give Party B and Party C additional time to complete their diligence, gain a better understanding of the Company and transaction structuring and prepare revised and binding offers, as well as to give ORLEN Upstream the opportunity to submit a bid following its September 23, 2015 board meeting. After discussions with management and the Company's advisors, the Board determined to target a second-round bid deadline for ORLEN Upstream, Party B and Party C on or around September 24, 2015.

        Following the September 4, 2015 Board meeting, Evercore communicated to ORLEN Upstream, Party B and Party C the new bid deadline of September 24, 2015 and continued discussions with each of the parties in an effort to obtain binding proposals.

        On September 14 and 15, 2015, representatives from Party C visited the Company's office in Warsaw and the Company's Polish field office to continue Party C's due diligence.

        On September 17 and 18, 2015, representatives from Party B visited the Company's office in Warsaw and the Company's Polish field office to continue Party B's due diligence.

        On September 24, 2015, Party C informed Evercore that it was not in a position to submit a revised offer based primarily on valuation concerns. Party C indicated that it was still interested in acquiring the Company, but at a price near the then current market price of approximately $0.90 per Share.

        On September 24, 2015, the Company received a highly conditioned but binding proposal from ORLEN Upstream (the "September 24 Proposal") for the acquisition of all of the Shares for consideration of $1.10 per Share. ORLEN Upstream stated in its bid letter that it expected to pay the entire purchase price in cash and that the transaction was not conditioned on obtaining financing. ORLEN Upstream also delivered a responsive revised draft of the proposed merger agreement.

        On September 28, 2015, Party B submitted a revised non-binding proposal contemplating that Party B would purchase all of the issued and outstanding Shares for $0.93 per Share, payable entirely in Party B's common stock, to be valued at the volume-weighted average price for the five trading days immediately preceding signing of a definitive agreement. Party B's revised proposal was explicitly based on a number of assumptions and subject to a number of conditions, including completion of additional due diligence. The proposal also contemplated a two-week exclusivity period.

        On September 30, 2015, the Board held a telephonic meeting, in which representatives of Evercore, Bracewell and Kruse Landa participated. Bracewell reminded the Board of its fiduciary duties under the circumstances and reviewed with the Board other matters relevant to its consideration of any proposed transaction. Evercore reviewed with the Board the revised proposal from Party B and ORLEN Upstream's September 24 Proposal and informed the Board of its September 24, 2015 conversation with Party C. Bracewell then summarized for the Board ORLEN Upstream's revised draft of the merger agreement. Following discussion with the Company's legal and financial advisors of Party B's revised proposal and ORLEN Upstream's September 24 Proposal, the Board determined that the terms and conditions of Party B's revised proposal, including the proposed price of $0.93 per Share payable in shares of Party B's common stock, were not compelling when compared to ORLEN Upstream's September 24 Proposal. The Board also noted that the Party B's revised proposal was non-binding and subject to numerous conditions and had not been accompanied by a mark-up of the proposed form of merger agreement. Based on this discussion and determination, the Board instructed Evercore to approach ORLEN Upstream to seek to negotiate an improvement in the bid price.

        Following the September 30, 2015 Board meeting, Evercore advised BMO that ORLEN Upstream's September 24 Proposal and the accompanying mark-up of the proposed merger agreement represented a basis for moving forward with negotiations if ORLEN Upstream would increase its offer price. Evercore also contacted Party B to determine its continuing interest and was informed by Party B that it would not increase its bid.

        Following further discussions with Evercore, on October 2, 2015, ORLEN Upstream submitted a revised offer increasing its price to $1.15 per Share, subject to receipt of internal approvals. The revised offer also requested that the Company grant ORLEN Upstream exclusivity until October 9, 2015.

        On October 3, 2015, following a review by the Company and its representatives of ORLEN Upstream's revised proposal, Evercore advised BMO that the Company was prepared to move forward with ORLEN Upstream's revised proposal, and it was agreed that the parties and their representatives would meet at the Houston offices of Bracewell on October 5, 2015 to negotiate the merger agreement. Also on that day, Evercore sent to ORLEN Upstream's representatives a revised draft of the proposed merger agreement prepared by Bracewell responding to the comments provided with ORLEN Upstream's September 24 Proposal.

        From October 5 to October 7, 2015, representatives of Greenberg and BMO met with Company management and representatives of Bracewell, Kruse Landa and Evercore at Bracewell's offices in Houston to negotiate the terms of the proposed merger agreement, with representatives of ORLEN Upstream's management joining discussions on October 6, 2015. The parties continued to discuss and negotiate the proposed merger agreement and exchanged further drafts of the merger agreement until the parties reached agreement on a proposed final version of the agreement on October 13, 2015 CET (October 12, 2015 MST).

        After the close of U.S. markets on October 12, 2015, the Board met telephonically to review and discuss the terms of the proposed transaction with ORLEN Upstream. Representatives of Evercore, Bracewell and Kruse Landa were in attendance. Representatives of Bracewell reviewed with the Board the terms of the proposed merger agreement, which was provided to the Board in advance of the call, and responded to questions from the Board. Representatives of Evercore then reviewed and discussed its financial analyses with respect to the Company and the proposed transaction, which are described below under "—Opinion of the Company's Financial Advisor," and responded to questions from the Board. Thereafter, at the request of the Board, Evercore rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Evercore's written opinion dated as of the same date) to the effect that, as of October 12, 2015, and based upon and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the consideration of $1.15 in cash for each Share in the transaction was fair, from a financial point of view, to the holders of Shares (other than ORLEN Upstream, Merger Sub and their respective affiliates). The Board then engaged in additional deliberations concerning the proposed transaction before making its determination. After these deliberations and consideration of the factors described below under "—Reasons for the Board's Recommendation," the Board unanimously (i) determined that the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby (including the Offer and the Merger), are fair to, advisable to and in the best interests of the Company and the holders of Shares, (ii) approved the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby (including the Offer and the Merger), and (iii) resolved to recommend to the holders of Shares that they (a) accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and (b) if approval of the holders of Share is required by

Nevada law to consummate the Merger, grant such approval at a meeting of the holders of Shares to be called to consider approval of the Merger Agreement.

        Shortly after the Board meeting, the Company, ORLEN Upstream and Merger Sub executed the Merger Agreement on October 13, 2015 CET (October 12, 2015 MST).

        On the morning of October 13, 2015, prior to commencement of trading on the NASDAQ, the Company issued a press release announcing the transaction and its execution of the Merger Agreement. The Company subsequently filed with the SEC a Current Report on Form 8-K including a copy of the Merger Agreement as an exhibit.

Reasons for the Board's Recommendation

        In the course of determining that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, advisable to and in the best interests of the Company and holders of Shares and making the recommendation described above under "—Recommendation of the Board", the Board considered, in addition to the matters described above under "—Background of the Offer and the Merger," the following factors, each of which the Board believes supports its decision:

  •
  The value of the consideration to be received by holders of Shares in the Offer and the Merger;

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  The current and historical market prices of the Shares, including the market prices of the Shares in relation to those of other participants in the industry in which the company participates and general market indices;

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  That the consideration of $1.15 per Share represents a 22% premium over the average closing price for the Shares for the 60 trading-day period ended on October 12, 2015;

  •
  That the consideration to be received by holders of Shares in the Offer and the Merger is all cash, allowing holders of Shares to receive certain value for their Shares promptly;

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  The absence of a financing condition to ORLEN Upstream's obligation to pay for Shares tendered pursuant to the Offer or to consummate the Merger;

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  The challenges faced by the Company in the current environment and the corresponding risks inherent in continuing to execute the Company's business plan as an independent company, including, among others:

  •
  That the Company's existing capital structure likely would require that future cash flow be used principally to repay indebtedness outstanding under the Company's credit facility, as well as to pay dividends on the Preferred Shares;

  •
  Recent declines in production volumes and prices for both oil and gas and resulting declines in revenues from oil and gas sales, as well as oilfield service revenues, resulting from the current commodity price environment, the continuing strength of the U.S. dollar relative to the Polish zloty and changes in gas tariffs in Poland;

  •
  Uncertainty regarding future commodity prices and U.S. dollar/Polish zloty exchange rates;

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  That the Company's business plan would require significant capital expenditures for drilling costs and production facilities to develop and grow production from the Company's Fences concession and explore its Edge concession;

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  The adverse effects of the current commodity price environment on the availability of debt financing for oil and gas exploration and productions companies;

    •
    The potentially dilutive effects on the Company's existing stockholders of the issuance of additional equity, particularly given the depressed trading prices of the Shares and equity of companies engaged in the exploration and production business generally;

    •
    The uncertainty that additional debt or equity financing, if available and pursued by the Company, would translate to increased stockholder value, particularly in the absence of a substantial gas discovery, the prospects of which are highly uncertain; and

    •
    The limited number of potential strategic partners to fund or jointly explore or develop the Company's assets in Poland, as evidenced by the lack of success in pursuing a farmout on the Company's Edge concession or other joint exploration or development transaction;

  •
  The Board's comparison of the consideration to be received by holders of Shares in the Offer and the Merger to any potential stockholder value that might result from other alternatives available to the Company, including remaining an independent public company and either (i) pursuing the Company's business plan and the impact of that pursuit on the Company's ability to achieve or sustain market prices for the Shares comparable to that represented by the consideration to be received by holders of Shares in the Offer and the Merger, (ii) farming out selected Company drilling opportunities or (iii) disposing of a portion of the Company's business;

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  That the Company's legal and financial advisors were involved throughout the solicitation process and the deliberation and negotiation process and that such advisors provided regular updates to the Board directly, which provided the Board with additional perspectives on the solicitation process and the negotiations;

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  The Board's belief, based on the thorough process it conducted to identify potential buyers, its familiarity with and understanding of the Company's business, financial condition, results of operations and prospects and the industry in which the Company operates, the advice of its financial advisor and the unique position of ORLEN Upstream as a strategic buyer, that it was unlikely that any other strategic or financial buyer would be willing and able to acquire the Company or its Polish business at a price that exceeds the consideration to be received by holders of Shares in the Offer and the Merger, and therefore that such consideration represented the highest consideration that could reasonably be obtained from a potential business combination transaction;

  •
  That the Board was able to increase the consideration to be received by holders of Shares in the Offer and Merger to $1.15 per Share from the $1.10 per Share proposed in ORLEN Upstream's September 24 Proposal, as described above under "—Background of the Offer and the Merger";

  •
  The financial analyses of Evercore presented to the board at its meetings on August 26, 2015 and October 12, 2015, and the oral opinion of Evercore delivered to the board on October 12, 2015, which was subsequently confirmed by delivery of a written opinion dated the same date, to the effect that, as of October 12, 2015, and based upon and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the consideration of $1.15 in cash for each Share in the transaction was fair, from a financial point of view, to the holders of Shares (other than ORLEN Upstream, Merger Sub and their respective affiliates);

  •
  The terms and conditions of the Merger Agreement, including:

  •
  That the Merger Agreement affords the Board flexibility to consider, evaluate and accept superior proposals prior to the consummation of the Offer, as more fully described under Section 11—"The Merger Agreement; Confidentiality Agreement—Company Board Recommendation" and "—No Solicitation" in the Offer to Purchase;

    •
    The Board's belief that the termination fee of $4 million payable to ORLEN Upstream in certain circumstances was reasonable in the context of the proposed transaction, based in part on the views of the Company's advisors that the amount of the termination fee was within the customary range for transactions of a comparable size;

    •
    The parties' representations, warranties and covenants; and

    •
    The conditions to the consummation of the Offer and the Merger;

  •
  The Board's evaluation of the likelihood of consummation of the proposed transaction and of the likely time period necessary to close the transaction; and

  •
  That the Board was fully informed of the extent to which interests of management in the transaction differed from those of other holders of Shares.

        In the course of reaching the determinations and decisions and making the recommendations described above, the Board considered the following risks and potentially negative factors relating to the Merger Agreement, the Offer and the Merger:

  •
  That prices for oil and other hydrocarbon commodities are at their lowest prices in years and continue to experience downward pressure, which in turn has led to the lowest trading prices of the Shares experienced over the last several years;

  •
  That holders of Shares will have no ongoing equity interest in the Company and will not be able to participate directly in any future earnings or growth in the Company, recognizing, among other things, that at some future point commodity prices are projected to rise;

  •
  That the Merger Agreement restricts the conduct of the Company's business prior to the completion of the transaction, which may delay or prevent the Company from pursuing business opportunities that may arise pending completion of the transaction;

  •
  The risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, the impact on employee morale, potential employee attrition and the potential effect on business and customer relationships, as well as the possibility that failure to close the transaction could negatively impact the trading price of the Shares;

  •
  That the receipt of cash in exchange for Shares pursuant to the Offer and the Merger will be a taxable transaction to holders of Shares for U.S. federal income tax purposes;

  •
  That under Nevada law, holders of Shares will not be entitled to dissenter's rights in connection with the Offer and the Merger;

  •
  The fact that Evercore's fees were completely contingent on delivery of a fairness opinion and successful closing of a transaction might be viewed negatively by some;

  •
  That ORLEN Upstream's obligation to consummate the Offer and the Merger is subject to some conditions that are outside of the Company's control;

  •
  The Merger Agreement's limitations on the Company's ability to solicit other offers, and the conditions it places on the Company's ability to negotiate, encourage or discuss alternative proposals with third parties, to change the Board's recommendation that holders of Shares tender their Shares in the Offer and, if necessary, vote to approve the Merger Agreement, and to terminate the Merger Agreement in order to enter into a definitive agreement to consummate a superior proposal;

  •
  That the Company is generally required to give notice of any third party acquisition proposal to ORLEN Upstream orally within 24 hours after its receipt, and provide ORLEN Upstream with 5 business days' notice and negotiate in good faith with ORLEN Upstream before the Board changes its recommendation or the Company terminates the merger agreement to accept a superior proposal;

  •
  The possibility that, under certain circumstances, the Company will be obligated to pay ORLEN Upstream the $4 million termination fee; and

  •
  That the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the transaction, regardless of whether the transaction is completed.

        The Board considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve the Merger Agreement, including the Offer and the Merger. The foregoing discussion of the information and factors considered by the Board includes the material factors considered, but is not exhaustive. In view of the wide variety of factors considered by the Board in connection with its evaluation of the transactions contemplated by the Merger Agreement and the complexity of these matters, the Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above and any other factors, individual members of the Board may have viewed factors differently or given different weight or merit to different factors. The Board made its approvals and recommendations based on the totality of the information presented to and considered by it.

        In considering the recommendation of the Board that holders of Shares tender their Shares pursuant to the Offer and, if required by Nevada law to consummate the Merger, that holders of Shares vote for the approval of the Merger Agreement at a future special meeting, holders of Shares should be aware that the Company's executive officers and directors may have certain interests in the proposed transaction that may be different from, or in addition to, the interests of holders of Shares generally. As described above, the Board was aware of these interests and considered them when approving the Merger Agreement and recommending that holders of Shares tender their Shares pursuant to the Offer and, if necessary, vote to approve the Merger Agreement. See "Item 3—Past Contacts, Transactions and Agreements—Arrangements with Current Executive Officers and Directors of the Company" and "Item 8—Additional Information—Golden Parachute Compensations."

Opinion of the Company's Financial Advisor

        On October 12, 2015, Evercore delivered its oral opinion to the Board, which opinion was subsequently confirmed by delivery of a written opinion dated October 12, 2015, to the effect that, as of such date and based upon and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the Offer Price and Merger Consideration of $1.15 in cash for each Share (the "Consideration") in the transaction was fair, from a financial point of view, to the holders of Shares (other than ORLEN Upstream, Merger Sub and their respective affiliates).

        The full text of the written opinion of Evercore, dated October 12, 2015, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached hereto as Annex A. You are urged to read Evercore's opinion carefully and in its entirety. Evercore's opinion was addressed to, and provided for the information and benefit of, the Board (in its capacity as such), in connection with their evaluation of the transaction and addresses only the fairness, from a financial point of view, of the Consideration to the holders of the outstanding Shares (other than ORLEN Upstream, Merger Sub and their respective affiliates). The opinion does not address any other aspect of the transaction and does not constitute a recommendation to the Board or to any other persons in respect of the transaction, including as to whether any holder of Shares should tender their Shares in the Offer or any holder of Shares should vote or act in respect of the Merger. Evercore's opinion does not address the relative merits of the transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the

Company to engage in the transaction. The summary of the Evercore opinion set forth herein is qualified in its entirety by reference to the full text of the opinion included as Annex A.

        In connection with rendering its opinion, Evercore, among other things:

  1.
  reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts' estimates;

  2.
  reviewed certain projected financial, operating and reserve data relating to the Company prepared and furnished to Evercore by management of the Company;

  3.
  reviewed a report regarding the Company's proved and non-proved reserves prepared by RPS Group, plc;

  4.
  discussed past and current operations and financial projections of the Company with management of the Company (including management's views on the risks and uncertainties of achieving such projections);

  5.
  compared the financial performance of the Company with equity market trading multiples of certain publicly traded companies that Evercore deemed relevant;

  6.
  compared the financial performance of the Company and the valuation multiples implied by the transaction with those of certain other transactions that Evercore deemed relevant;

  7.
  reviewed certain historical transactions that Evercore deemed relevant;

  8.
  reviewed an execution version of the Merger Agreement dated as of October 12, 2015; and

  9.
  performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

        For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial and operating data and reserve data relating to the Company, Evercore assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of the management of the Company as to the subject matter of such projected financial and operating data and reserve data under the assumptions reflected therein. Evercore expressed no view as to any projected financial and operating data or reserve data or any judgments, estimates or assumptions on which any of the foregoing are based including, without limitation, judgments, estimates or assumptions with respect to current or future market prices for crude oil and natural gas.

        For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the transaction would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the transaction would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the transaction or materially reduce the benefits to the holders of Shares of the transaction.

        Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore's opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of Evercore's opinion. It should be understood that subsequent developments may affect Evercore's opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

        Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, to the holders of Shares, of the Consideration. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, the creditors or other constituencies of the Company nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. Evercore assumed that any modification to the structure of the transaction will not vary in any respect material to its analysis. Evercore's opinion does not address the relative merits of the transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the transaction. Evercore's opinion does not constitute a recommendation to the Board or to any other persons in respect of the transaction, including as to whether any holder of Shares should tender their Shares in the Offer or how any holder of Shares should vote or act in respect of the transaction. Evercore expressed no opinion as to the price at which shares of the Company will trade at any time. Evercore's opinion noted that Evercore is not a legal, regulatory, accounting or tax expert and that Evercore assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

        Except as described above, the Board imposed no other restrictions or limitations on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. Evercore's opinion was only one of many factors considered by the Board in its evaluation of the transaction and should not be viewed as determinative of the views of the Board with respect to the transaction or the Consideration.

        Set forth below is a summary of the material financial analyses reviewed by Evercore on October 12, 2015, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before October 12, 2015, and is not necessarily indicative of current market conditions.

  Discounted Cash Flow Analysis

        Evercore performed an indicative discounted cash flow analysis of the Company to derive an implied per share value range for the Shares as of October 12, 2015, based on the implied present value of the Company's projected cash flows, as derived by Evercore by applying assumptions that Evercore believed reasonable based on its knowledge of the Company to the projected financial information as provided by the Company's management.

        With respect to projected cash flows, Evercore calculated the implied per share value range for the Shares by utilizing a range of discount rates, selected by Evercore based on their experience in similar types of transactions, of 12.0% to 17.0% for proved reserves, 17.0% to 22.0% for probable reserves, 22.0% to 27.0% for possible reserves and estimated reserves attributable to the Miloslaw-4K well, and 17.0% to 22.0% for general and administrative expenses. Evercore utilized commodity pricing provided by Company management based on published government tariffs effective September 1, 2015, and a

Polish zloty to United States dollar exchange rate of 3.77x. At the recommendation of Company management, Evercore attributed $500,000 of enterprise value to the Company's United States assets.

        The discounted cash flow analysis based on the implied present value of the Company's projected cash flows indicated a value of $0.75 to $1.16 per Share.

  Peer Group Trading Analysis

        In order to assess how the public market values common stock of similar international publicly traded exploration and production companies, Evercore reviewed and compared specific financial and operating data relating to Company to that of a group of selected companies that Evercore deemed to have certain characteristics that are similar to those of the Company. Evercore noted, however, that none of the selected international publicly traded exploration and production companies is identical or directly comparable to the Company.

        As part of its analysis, Evercore calculated and analyzed for the peer group companies (i) the ratios of enterprise value to estimated 2016 and 2017 earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses ("EBITDAX"), (ii) the ratios of enterprise value to reserves, and (iii) the ratios of enterprise value to estimated 2016 and 2017 production. Evercore calculated all multiples based on closing share prices as of October 8, 2015, for each respective peer group company.

        The international publicly traded exploration and production companies that Evercore deemed to have certain characteristics similar to those of the Company were the following:

  •
  Vermilion Energy Inc.

  •
  Bankers Petroleum Ltd.

  •
  PetroCeltic International plc

  •
  Isramco, Inc.

  •
  IGas Energy plc

  •
  TransGlobe Energy Corporation

  •
  JKX Oil & Gas plc

        The financial and operating data for the peer group companies were based on publicly available filings and financial projections provided by Wall Street equity research. The Company's projected financial metrics for 2016 and 2017 and related financial forecasts were provided by Company management. Based on the resulting range of multiples and due to certain other considerations related to the specific characteristics (primarily the characteristics of their reserves) of the peer group companies, Evercore deemed a range of (i) 6.0x to 8.0x for estimated 2016 EBITDAX, (ii) 5.0x to 8.5x for estimated 2017 EBITDAX, (iii) $2.50/Mcfe to $4.50/Mcfe for proved reserves, (iv) $1.50/Mcfe to $3.00/Mcfe for proved and probable reserves, (v) $2,000/Mcfed to $10,000/Mcfed for estimated 2016 production, and (vi) $2,500/Mcfed to $9,000/Mcfed for estimated 2017 production, to be relevant.

        Evercore then applied the range of selected multiples to the corresponding financial data of the Company as adjusted consistent with the methodology described above in the summary of Evercore's discounted cash flow analysis. This analysis indicated a value range of $0.13 to $1.48 per Share.

  Precedent M&A Transaction Analysis

        Evercore reviewed and compared implied data for selected transactions occurring since 2010 involving target companies with international onshore gas-weighted reserves that Evercore deemed to have certain characteristics similar to those of the Company, although Evercore noted that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to the proposed transaction. Multiples for the selected transactions were based on publicly available information.

        Evercore reviewed the historical multiples to enterprise value paid in the selected transactions and derived a range of relevant implied multiples of (i) $2.50/Mcfe to $3.50/Mcfe for proved reserves, (ii) $1.50/Mcfe to $3.00/Mcfe for proved and probable reserves, and (iii) $8,000/Mcfed to $13,000/Mcfed for current production. Evercore then applied this range of selected multiples to the corresponding data for the Company as adjusted consistent with the methodology described above in the summary of Evercore's discounted cash flow analysis. This analysis indicated a value range of $0.48 to $1.56 per Share.

  Premiums Paid Analysis

        Evercore reviewed the premiums offered or paid in 39 public oil and gas transactions greater than $50 million and less than $150 million since 2010 relative to the target share prices one-day, one-week and four-weeks prior to announcement, and applied the mean and the median of the relevant range of premiums to the relevant closing prices of the Shares, which indicated an implied value range of $1.16 to $1.56 per Share.

  General

        The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the transaction by the Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore's opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Evercore's view of the value of the Company. No company used in the above analyses as a comparison is directly comparable to the Company, and no precedent transaction used is directly comparable to the proposed transaction. Further, Evercore's analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company.

        Evercore prepared these analyses for the purpose of providing an opinion to the Board as to the fairness, from a financial point of view, to the holders of Shares (other than ORLEN Upstream, Merger Sub and their affiliates) of the Consideration in the transaction. These analyses do not purport to be appraisals or necessarily to reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore's analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The Consideration to be received by the holders of Shares in the transaction was determined through arm's length negotiations between the Company and ORLEN

Upstream and was approved by the Board. Evercore did not recommend any specific consideration to the Board or that any given consideration constituted the only appropriate consideration.

        The Company has agreed to pay to Evercore an opinion fee of $600,000, which became payable upon delivery of Evercore's opinion to the Board. The Company has also agreed to pay Evercore a success fee for its financial advisory services in connection with the transaction, which is payable at, and contingent upon, consummation of the transaction, in the amount of either (i) $2,500,000 (with any opinion fee not credited against such success fee) if a transaction is consummated with ORLEN Upstream or Party A, or (ii) $3,500,000 (with any opinion fee credited against such success fee) if a transaction is consummated with a third party. The Company has also agreed to reimburse Evercore for its reasonable out-of-pocket third party expenses incurred in connection with its engagement and has agreed to indemnify Evercore and its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of or in connection with Evercore's engagement.

        In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company and its affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments. During the past two years, no other material relationship existed between Evercore and its affiliates, on the one hand, and ORLEN Upstream or the Company, on the other hand, pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to the Company, ORLEN Upstream or any of their respective affiliates in the future and in connection with any such services Evercore may receive compensation.

        The Board engaged Evercore to act as its financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Intent to Tender

        To the Company's knowledge, after making reasonable inquiry, all of the Company's executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Information pertaining to the engagement of Evercore set forth in "Item 4—The Solicitation and Recommendation—Opinion of the Company's Financial Advisor," is incorporated herein by reference.

        Except as described above, neither the Company nor any other person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to the holders of Shares on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

Item 6.    Interest in Securities of the Subject Company.

        Except for the grant of the Top-Up Option (as defined below) to Merger Sub, no transactions with respect to the Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

        Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        The Company has agreed that from and after the date of the Merger Agreement, the Company will, and will cause its subsidiaries and representatives to, immediately cease any existing activities, discussions, solicitations, encouragements or negotiations with any third parties that may be ongoing as of the date of the Merger Agreement with respect to any Acquisition Proposal (as defined in the Merger Agreement) and promptly request within three business days of the date of the Merger Agreement and in accordance with the terms of any applicable confidentiality agreement, the return or destruction of any confidential information previously furnished to any third party pursuant to such confidentiality agreement. The Company also has agreed, from and after the date of the Merger Agreement and until the earlier of the termination of the Merger Agreement and the Effective Time, not to, and to cause its subsidiaries to not, and to use reasonable best efforts to cause the respective directors, officers, other employees and representatives not to, (A) solicit, initiate, knowingly encourage, assist, facilitate or induce the making, submission or announcement of any Acquisition Proposal, (B) except as described below, participate in any discussions or negotiations with any third person with respect to any Acquisition Proposal, (C) enter into any letter of intent, memorandum of understanding, definitive agreement or similar document or contract consisting or relating to any Acquisition Proposal (other than a confidentiality agreement that meets certain requirements) or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or (D) terminate, amend, waive, grant permission under or fail to encourage any rights under any "standstill" or other similar agreement between the Company and any of its subsidiaries and any person. Notwithstanding the foregoing, the Board may engage or participate in discussions or negotiations with a person that has made a written Acquisition Proposal that the Board believes is bona fide, that did not result from a breach of the Merger Agreement and that the Board determines in good faith (after consultation with its financial advisors and outside legal counsel) is, or is reasonably likely to lead to or result in, a Superior Proposal (as defined in the Merger Agreement), and the Board may also furnish to any person making such an Acquisition Proposal any non-public information relating to the Company or its subsidiaries, subject to a confidentiality agreement meeting certain terms, provided that the Company provides ORLEN Upstream with notice of the identity of such person making the Acquisition Proposal, notice of the material terms of the Acquisition Proposal and any non-public information provided to such person that was not previously provided to ORLEN Upstream. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives an unsolicited Acquisition Proposal or the Board intends to withdraw, withhold, modify or amend, in a manner adverse to ORLEN Upstream, its recommendation that the holders of Shares accept the Offer, tender their Shares to Merger Sub and, to the extent applicable, vote their Shares to approve the Merger Agreement.

        In connection with the Merger and the Offer, the Company has agreed to use commercially reasonable efforts to sell certain of its U.S. assets to unaffiliated parties prior to the closing of the

Merger for an all-cash purchase price and on arms-length terms reasonably acceptable to ORLEN Upstream.

        In addition, if the Top-Up Option is not exercisable, ORLEN Upstream will be entitled to appoint two directors to the Board following the time that Merger Sub has accepted all validly tendered and not withdrawn Shares for payment pursuant to the Offer, and the directors will be "independent" under NASDAQ rules to the extent it is necessary to cause a majority of the Board to be "independent" under such rules. In addition, in these circumstances, the Company will also cause one individual selected by ORLEN Upstream to serve on (i) each committee of the Company's Board to the extent permitted by applicable law and NASDAQ rules and (ii) the board of directors of FX Poland.

        Except as set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in this Item 7.

Item 8.    Additional Information.

Golden Parachute Compensation

Background

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company's Named Executive Officers, which consists of the Company's chief executive officer and the Company's four other most highly compensated executive officers for the Company's last completed fiscal year, that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC executive compensation disclosure rules.

Aggregate Amounts of Potential Compensation

        The following table summarizes potential golden parachute compensation that each Named Executive Officer could be entitled to receive from the Company if the Offer and/or the Merger are consummated and, for certain payments and benefits, if the Named Executive Officer thereafter incurs a termination of employment under certain circumstances. Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, that may become payable to a Named Executive Officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, the Company has assumed:

  •
  An Acceptance Time and an Effective Time of December 31, 2015;

  •
  With respect to each Named Executive Officer, a termination of employment on December 31, 2015, immediately following the Acceptance Time and Effective Time (i) by the Company (or a successor entity) other than for "cause," death or disability, or (ii) in which the executive voluntarily terminates his or her employment for "good reason"; and

  •
  That no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Internal Revenue Code Section 280G of 4999 to such payments.

        See also "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company" for information regarding the current change in control arrangements with the Company's current executive officers.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Other(4)	Total
David N. Pierce	$1,087,126	$40,143	$95,094	$40,106	$1,262,469
Jerzy B. Maciolek	761,644	35,842	79,618	35,857	912,961
Andrew W. Pierce	761,644	35,842	60,765	35,857	894,108
Thomas B. Lovejoy	662,812	22,939	95,060	22,948	803,759
Clay Newton	538,594	21,506	73,514	21,514	655,128

(1)
Amount represents the cash severance that each Named Executive Officer is eligible to receive under the executive's Change in Control Agreement.

Under the Change in Control Agreements, in the event a Named Executive Officer is subject to a qualifying involuntary termination within 24 months following a change of control, each Named Executive Officer is entitled to a cash severance payment in an amount equal to two (2) times the greater of (i) the annual base salary which the executive was receiving immediately prior to the termination of employment or (ii) the base salary plus the annual bonus award the executive received for the Company's fiscal year prior to the year in which the termination occurs. This cash severance payment is payable on the first day of the seventh month following the qualifying involuntary termination of employment.

For these purposes a qualifying involuntary termination includes either a termination (i) by the Company (or a successor entity) other than for "cause" or as a consequence of the death or permanent disability of the executive or (ii) a voluntary resignation by the executive for "good reason." "Cause" is defined as the executive (i) engaging in serious or willful misconduct which is detrimental to the Company or its stockholders; (ii) being convicted of a felony; or (iii) failing to promptly, after Termination (as such term is defined in the Change in Control Agreements) and upon receiving a written request to do so, resign as a director and/or officer of the Company and each subsidiary and affiliate of the Company of which the executive is then serving as a director and/or officer. "Good Reason" includes (i) a substantial reduction in the executive's responsibilities or duties; (ii) a reduction of the executive's annual base salary, including any deferred portions of it; or (iii) the transfer of the executive to a location requiring a change in his residence or a material increase in the amount of travel normally required of the executive in connection with his employment.

The following table quantifies each separate form of cash compensation included in the aggregate total reported in the column.

Name	Base Salary Severance	Bonus Component of Severance	Total Cash
David N. Pierce	$780,000	$307,126	$1,087,126
Jerzy B. Maciolek	588,000	173,644	761,644
Andrew W. Pierce	588,000	173,644	761,644
Thomas B. Lovejoy	525,000	137,812	662,812
Clay Newton	450,000	88,594	538,594
(2)
Pursuant to the terms and conditions of the 2011 Incentive Plan, and the related FX Energy, Inc. Restricted Stock Award in the case of Company Restricted Shares, each Named Executive Officer would be entitled to accelerated vesting of his outstanding unvested equity awards in connection with a Change of Control (as such term is defined in the 2011 Incentive Plan). The Change in

  Control Agreements also provide for accelerated vesting of each Named Executive Officer's outstanding unvested equity awards upon a double-trigger qualifying involuntary termination as described in footnote (1) above. Under the 2011 Incentive Plan, except to the extent expressly prohibited by any applicable law or regulation, all unvested Company Stock Options, Company Restricted Shares and other equity awards whose vesting is not contingent on reaching any performance benchmarks in the future, other than merely the passage of time, shall automatically vest and become immediately exercisable, and all forfeiture provisions pursuant to restricted stock or other awards shall automatically and immediately terminate. More specifically, the Merger Agreement provides that each Company Stock Option that is unexpired, unexercised, outstanding and unvested immediately prior to the Acceptance Time shall automatically vest and become immediately exercisable at the Acceptance Time pursuant to the terms of the 2011 Incentive Plan, and each Company Stock Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be cancelled at the Effective Time without payment of consideration in respect thereof. Further, the Merger Agreement provides that at the Effective Time, each Company Restricted Share that has become vested on or before the Closing pursuant to the terms of the 2011 Incentive Plan or award agreement which has not been settled as of the Closing Date shall be converted into the right to receive the Merger Consideration.

The following table quantifies the value of the unvested Company Stock Options and Company Restricted Shares held by each Named Executive Officer assuming the occurrence of a Change of Control and Closing on the assumed closing date specified above and a price per Share of $1.15, which equals the Offer Price. Please note that based on the assumed price per Share of $1.15, the unvested Company Stock Options are not "in the money" (i.e., the exercise price is greater than the price per Share) and, therefore, have no value for purposes hereof.

Name	Number of Unvested Company Stock Options	Value of Unvested Company Stock Options	Number of Company Restricted Shares	Value of Company Restricted Shares
David N. Pierce	69,814	$—	34,907	$40,143
Jerzy B. Maciolek	62,336	—	31,167	35,842
Andrew W. Pierce	62,336	—	31,167	35,842
Thomas B. Lovejoy	39,894	—	19,947	22,939
Clay Newton	37,401	—	18,701	21,506
(3)
Under the Change in Control Agreements, upon a double-trigger qualifying involuntary termination as described in footnote (1) above, each Named Executive Officer is entitled to receive (i) continued payment by the Company (or a successor entity) of the full cost of the health insurance benefits provided to such executive immediately prior to the change of control through the earlier of (i) the end of the severance period, which is 24 months following Termination for each Named Executive Officer, or (ii) the date the Named Executive Officer obtains other employment.

The following table quantifies the cost of these health insurance benefits for each of the Named Executive Officers, assuming no such Named Executive Officer obtains other employment during the 24-month period following Termination:

Name	Continued Healthcare Coverage
David N. Pierce	$95,094
Jerzy B. Maciolek	79,618
Andrew W. Pierce	60,765
Thomas B. Lovejoy	95,060
Clay Newton	73,514
(4)
The Named Executive Officers are expected to receive cash payments in lieu of projected 2015 grants of Company Restricted Shares scheduled to be made in November 2015. The Merger Agreement requires that these scheduled awards be made in cash in lieu of Company Restricted Shares. The following table quantifies the cash payment for each Named Executive Officer based on the number of shares that were expected to be granted to each such Named Executive Officer for the 2015 fiscal year and assuming a Share price of $1.15, which equals the Offer Price.

Name	Number of Projected 2015 Company Restricted Shares	Value of Cash Payment in Lieu of Company Restricted Shares
David N. Pierce	34,922	$40,106
Jerzy B. Maciolek	31,180	35,857
Andrew W. Pierce	31,180	35,857
Thomas B. Lovejoy	19,955	22,948
Clay Newton	18,708	21,514

Top-Up Option

        Pursuant to the terms of the Merger Agreement, the Company granted Merger Sub an irrevocable option (the "Top-Up Option") to purchase from the Company, at a price per share equal to the price to be paid in the Offer, up to that number of Shares (the "Top-Up Option Shares") equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by ORLEN Upstream or Merger Sub at the time of such exercise, equals the Short-Form Merger Threshold (on a fully-diluted basis) immediately after the issuance of Top-Up Option Shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Merger Sub to effect a "short-form" merger pursuant to NRS Section 92A.180 without a vote of the holders of Shares at a time when the approval of the Merger Agreement at a meeting of holders of Shares would otherwise be assured because of Merger Sub's and ORLEN Upstream's collective ownership of a majority of the Shares following completion of the Offer. The aggregate purchase price for the Top-Up Option Shares purchased by Merger Sub pursuant to the Top-Up Option will be paid by Merger Sub at its option, either in cash or by delivery of cash and a promissory note. Any such promissory note will bear interest at a rate of 1.00% per annum, and may be prepaid, at any time, in whole or in part, without premium or penalty.

        The foregoing summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Regulatory Approvals

        The Offer is conditioned on satisfaction of the condition that any applicable waiting period or approval under any applicable Antitrust Laws that are required for consummation of the Offer and the Merger be made, obtained or expired, as the case may be.

United States

        The Company has reviewed applicable antitrust or competition laws relevant to the Offer and the Merger, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations. Although there can be no assurance that the Offer or the Merger will not be challenged by a private party or a governmental entity, based on a review of the Company's business and other factors, the Company, ORLEN Upstream and Merger Sub believe that the Offer and the Merger can be completed in compliance with the HSR Act without a premerger notification or filing.

Other Jurisdictions

        Merger Sub, ORLEN Upstream or certain affiliates of ORLEN Upstream may be required or may find it desirable to make filings under the antitrust or competition laws of jurisdictions outside of the U.S. in connection with the closing of the Offer or the Merger. For example, Merger Sub and ORLEN Upstream will seek approval from the Polish Competition Authority, as necessary. The Company will cooperate with Merger Sub and ORLEN Upstream in any such required filings.

Dissenters' Rights

        Holders of Shares tendered in the Offer will not be entitled to exercise statutory dissenters' rights under the NRS. Under NRS Section 92A.390, there is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series that is a covered security under Section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended. The Shares are "covered securities" for purposes of the NRS so long as they continue to be quoted on NASDAQ Global Select Market. Accordingly, the Company expects that holders of Shares will not have dissenters' rights under NRS 92A.380 in connection with the Merger.

        The foregoing summary of the rights of dissenting stockholders under the NRS does not purport to be complete and is qualified in its entirety by reference to NRS Section 92A. The preservation and exercise of dissenters' rights, if available, require strict adherence to the applicable provisions of the NRS.

Anti-Takeover Statutes

        A number of states have adopted takeover laws and regulations (including Nevada, where the Company is incorporated) that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states.

The Business Combination Statute

        The provisions of NRS Sections 78.438 to 78.439 (the "Business Combination Statute") regulate a broad range of "business combinations" between a "resident domestic corporation" and an "interested stockholder." The Company is a resident domestic corporation as defined in this statute. An "interested stockholder" is generally defined as a person who beneficially owns 10 percent of the voting power of the outstanding voting stock of the corporation. While neither ORLEN Upstream nor Merger Sub is, nor at any time for the past three years has been, an interested stockholder of the Company, following the consummation of the Offer, Merger Sub will be an interested stockholder of the Company. The Business Combination Statute prohibits a resident domestic corporation from engaging in a business combination with an interested stockholder for a period of two years following the date such person becomes an interested stockholder, unless the board of directors of the corporation approved the business combination or the acquisition of stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the two-year period following the stock acquisition date are permitted only if (i) the board of directors approved the business combination before the person first became an interested stockholder; (ii) the transaction by which the person became an interested stockholder was approved by the board of directors or; (iii) the business combination is approved by 50% of the voting power not beneficially owned by the interested stockholder.

        NRS Sections 78.411 to 78.444 (the "Fair Price Statute") provide an alternative to a business combination with an interested stockholder that satisfies the above approval requirements after expiration of the two-year period. Such transactions are permissible, despite not achieving the above approval requirements, where the consideration to be received by stockholders in the business combination is at least equal to the higher of the (a) highest price paid by the interested stockholder at a time when it owned 5% or more of the company's voting stock during the two years preceding announcement of a combination and (b) the market value of the shares on the date of the announcement or the date the offeror first became an interested stockholder (whichever is higher), plus accrued interest from such date at one-year T-bill rates.

        The Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, have been approved by the Board. Therefore, the Business Combination Statute will not apply to the Merger.

The Control Share Statute

        Under NRS Section 78.378 (the "Control Share Statute"), unless the articles of incorporation otherwise provide, a person who acquires 1/5 or more of the voting power of the corporation in the election of directors obtains only such voting rights as are conferred by a resolution of the stockholders approved at a special or annual meeting by the holders of a majority of the voting power of the corporation.

        The Company's articles of incorporation specify that the Control Share Statute shall not apply to acquisitions of controlling interests in securities of the Company.

Certain Litigation

        On October 19, 2015, a putative class action lawsuit (Richards v. FX Energy, Inc. et al., Case No. A-15-726409-C) on behalf of shareholders of the Company was filed in the Eighth Judicial District Court of Clark County, Nevada against the Company, each member of the Board, ORLEN Upstream and Merger Sub. The lawsuit alleges that the Board breached their fiduciary duties of loyalty and care by agreeing to sell the Company without first taking steps to ensure that the Company's shareholders would obtain adequate and fair consideration and by engineering the transaction to benefit themselves and or ORLEN Upstream without regard to the Company's shareholders. The lawsuit further alleges that the transaction is structured with deal protection devices that preclude other bidders from making successful competing offers. The lawsuit contends that the Company, ORLEN Upstream and Merger Sub knowingly assisted the Board in breaching their fiduciary duties. The lawsuit seeks a declaration that the action is a proper class action and an order requiring the Board to cooperate fully with any entity or person having a bona fide interest in proposing any alternative transactions and to ensure that no conflicts of interests exist between the directors own interests and their fiduciary duties. The lawsuit further seeks an award of the plaintiffs' damages, costs and reasonable attorneys' and experts' fees.

        On October 23, 2015, a putative class action lawsuit (Cionti v. FX Energy, Inc. et al., Case No. A-15-726642-C) on behalf of shareholders of the Company was filed in the District Court of Clark County, Nevada against the Company, each member of the Board, ORLEN Upstream and Merger Sub. The lawsuit alleges that the proposed acquisition of the Company by Merger Sub is the product of a flawed process and deprives the Company's shareholders of the ability to participate in the Company's long-term prospects. The lawsuit further alleges that, in approving the Merger Agreement, the Board breached its fiduciary duties to the shareholders. The lawsuit contends that the Company, ORLEN Upstream and Merger Sub aided and abetted the Board in breaching their fiduciary duties. The plaintiffs in the lawsuit seek enjoinment of the acquisition of the Company by Merger Sub or, alternatively, rescission of the transaction in the event it is consummated.

        The Company, the individual defendants and, to the Company's knowledge, ORLEN Upstream and Merger Sub have not yet responded to the complaints. The Company and the individual defendants believe the plaintiff's allegations in the two cases are without merit and intend to contest these allegations vigorously.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This Statement contains "forward-looking statements" that involve significant risks and uncertainties. All statements contained in this Statement, other than statements of historical fact, are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that Merger Sub must have accepted for payment all Shares that Merger Sub becomes obligated to purchase pursuant to the Offer; any statements of expectation or belief; any statement regarding the future financial or operating performance of the Company; and any statements of assumptions underlying any of the foregoing. Forward-looking statements speak only as of the date they were made, and except to the extent required by law, the Company undertakes no obligation to update or review any forward-looking statement because of new information, future events or other factors. The words "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "will," "plan," "project," "seek," "should," "target," "would" and similar expressions are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on management's current expectations, estimates and assumptions about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that may cause actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Such risks include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that are instituted against the Company and others following announcement of the Merger Agreement; other business effects, including the effects of industrial, economic or political conditions outside of the Company's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Statement and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by ORLEN Upstream and Merger Sub. It is not possible for the Company's management to predict all risks, nor can the Company assess the impact of all factors or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements the Company makes herein. In light of these risks and uncertainties, the future events discussed in this Statement may not occur, or if any of them do, when they will occur or what impact they will have on the Company cannot presently be ascertained. Actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Because of these uncertainties, investors should not place undue reliance on these forward-looking statements.

Item 9.    Exhibits.

        The following Exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 27, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Merger Sub and ORLEN Upstream filed with the SEC on October 27, 2015).*
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Merger Sub and ORLEN Upstream filed with the SEC on October 27, 2015).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Merger Sub and ORLEN Upstream filed with the SEC on October 27, 2015).*
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Merger Sub and ORLEN Upstream filed with the SEC on October 27, 2015).*
(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Merger Sub and ORLEN Upstream filed with the SEC on October 27, 2015).*
(a)(1)(F)
Form of Summary Advertisement as published in The New York Times on October 27, 2015 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO of Merger Sub and ORLEN Upstream filed with the SEC on October 27, 2015).
(a)(5)(A)	Press Release issued by the Company, dated October 13, 2015 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2015).
(a)(5)(B)	Press Release issued by PKN ORLEN, dated October 13, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO of Merger Sub and ORLEN Upstream filed with the SEC on October 27, 2015).
(a)(5)(C)	Press Release issued by PKN ORLEN, dated October 27, 2015 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO of Merger Sub and ORLEN Upstream filed with the SEC on October 27, 2015).
(a)(5)(D)	Opinion of Evercore Group L.L.C., dated October 12, 2015 (incorporated by reference to Annex A attached to this Statement).*
(e)(1)
Agreement and Plan of Merger, dated October 12, 2015, by and among the Company, ORLEN Upstream and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2015).
(e)(2)
Confidentiality Agreement, dated April 20, 2015, by and between the Company and ORLEN Upstream (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Merger Sub and ORLEN Upstream filed with the SEC on October 27, 2015).
(e)(3)
Form of Employment Agreement between the Company and its executive officers (incorporated by reference to Exhibit 10.78 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed March 13, 2007).

Exhibit Number	Description
(e)(4)	Form of Change in Control Compensation Agreement with related schedule (incorporated by reference to Exhibit 10.79 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed March 13, 2007).
(e)(5)
Form of Indemnification Agreement between the Company and its directors and officers with related schedule (incorporated by reference to Exhibit 10.75 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed March 16, 2009).
(e)(6)
Amendment and Reconfirmation of Supplemental Indemnification Agreement between the Company and Dennis B. Goldstein (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed March 16, 2009).
(e)(7)
Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed November 7, 2000).
(e)(8)
Articles of Amendment to the Restated Articles of Incorporation of FX Energy, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed March 14, 2006).
(e)(9)
Amendment to the Articles of Incorporation Designating Rights, Privileges, and Preferences of 9.25% Series B Cumulative Convertible Preferred Stock dated July 11, 2014 (incorporated by reference to the Company's Current Report on Form 8-K filed July 14, 2014).
(e)(10)
Bylaws of the Company, as amended March 12, 2014 (incorporated by reference to Exhibit 3.05 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, filed March 13, 2014).
(e)(11)	FX Energy, Inc., 2011 Incentive Plan (incorporated by reference to the Company's definitive proxy statement on Schedule 14A filed August 8, 2011).

*
Included in materials mailed to holders of Shares.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX Energy, Inc.
By:	/s/ DAVID N. PIERCE David N. Pierce Chief Executive Officer

Dated: October 27, 2015

Annex A

EVERCORE

October 12, 2015

The Board of Directors of FX Energy, Inc.
3006 Highland Drive
Salt Lake City, Utah 84106

Members of the Board of Directors:

        We understand that FX Energy, Inc., a Nevada corporation ("FX" or the "Company"), proposes to enter into an Agreement and Plan of Merger, dated as of October 12, 2015, (the "Agreement") with Orlen Upstream sp. z o.o., a Polish private limited company ("Orlen") and Kiwi Acquisition Corp., a Nevada corporation and a wholly-owned subsidiary of Orlen ("Merger Sub").

        Pursuant to the Agreement, the Merger Sub will commence a tender offer to acquire all of the outstanding shares of the Company's common stock, par value $0.001 per share (the "Company Common Shares") for cash at a price of $1.15 per Company Common Share (the "Consideration"), followed by a merger of Merger Sub with and into the Company pursuant to which the remaining untendered outstanding Company Common Shares (other than dissenting Company Common Shares and Company Common Shares owned by Orlen, Merger Sub, or their respective affiliates) shall be converted into the right to receive the Consideration (such tender offer and merger, taken together as an integrated transaction, the "Transaction"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

        The Board of Directors of the Company has asked us whether, in our opinion, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of Company Common Shares (other than Orlen, Merger Sub, and their respective affiliates).

        In connection with rendering our opinion, we have, among other things:

  (i)
  Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts' estimates;

  (ii)
  Reviewed certain projected financial, operating and reserve data relating to the Company prepared and furnished to us by management of the Company;

  (iii)
  Reviewed a report regarding the Company's proved and non-proved reserves as prepared by RPS Group, plc;

  (iv)
  Discussed past and current operations, financial projections of the Company with FX management (including their views on the risks and uncertainties of achieving such projections);

  (v)
  Compared the financial performance of the Company with equity market trading multiplies of certain publicly traded companies that we deemed relevant;

  (vi)
  Compared the financial performance of the Company and the valuation multiples implied by the Transaction with those of certain other transactions that we deemed relevant;

  (vii)
  Reviewed certain historical transactions that we deemed relevant;

  (viii)
  Reviewed an execution version of the Agreement and Plan of Merger among Orlen, Merger Sub, and the Company, dated as of October 12, 2015; and

  (ix)
  Performed such other analyses and examinations and considered such other factors that we deemed appropriate.

        For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial and operating data and reserve data relating to the Company referred to above, we have assumed that such data has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the subject matter of such projected financial and operating data and reserve data under the assumptions reflected therein. We express no view as to any projected financial and operating data or reserve data or any judgments, estimates or assumptions on which any of the foregoing are based including, without limitation, judgments, estimates or assumptions with respect to current or future market prices for crude oil and natural gas.

        For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holder of the Company Common Shares of the Transaction.

        We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

        We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Shares, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have assumed that any modification to the structure of the Transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to how any holder of shares of Company Common Shares should vote or act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

        We will receive a fee for our services upon the rendering of this opinion and an additional fee upon consummation of the Transaction for our financial advisory services to the Company in connection with the Transaction. The Company has also agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no other material relationship existed between Evercore Group L.L.C. and its affiliates and FX Energy, Inc. or Orlen Upstream sp. z.o.o. pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the parties to the Agreement or their affiliates in the future and in connection with any such services we may receive compensation.

        In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company and its affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

        This letter, including the opinion expressed herein, is addressed to, and is solely for the information and benefit of, the Board of Directors of the Company (in its capacity as such) in connection with its evaluation of the proposed Transaction and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of the Company. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of the Company Common Shares (other than Orlen, Merger Sub, and their respective affiliates).

Very truly yours,
EVERCORE GROUP L.L.C.
By:	/s/ RANDY CRATH Randy Crath Senior Managing Director